Exhibit 3.1

FIRST AMENDMENT TO

AMENDED AND RESTATED BYLAWS

of

STRAYER EDUCATION, INC.

The Amended and Restated Bylaws (the “Bylaws”) of Strayer Education, Inc. are hereby amended as follows:

Article VIII, Section 4 of the Bylaws is hereby deleted in its entirety and replaced with the following:

“Section 4. Amendments

(a)       By Directors. These Bylaws may be amended or repealed by an affirmative vote of a majority of the Board of Directors.

(b)       By Stockholders. These Bylaws may be amended or repealed by an affirmative vote of stockholders holding a majority of shares of common stock then outstanding and entitled to vote on the matter.”

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.